

Mail Stop 4561

October 29, 2015

Jack Dorsey
Chief Executive Officer
Square, Inc.
1455 Market Street, Suite 600
San Francisco, CA 94103

> **Re:** **Square, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2015**
> **File No. 333-207411**

Dear Mr. Dorsey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management

Compensation Committee Interlocks and Insider Participation, page 157

1. Please revise to present under this heading the disclosure required by Item 404 of Regulation S-K with respect to the related party transactions between the company and entities affiliated with your compensation committee members. We note in this regard your disclosure beginning on page 171 regarding related party transactions with Sequoia Capital and entities affiliated with Ms. Meeker. Refer to Item 407(e)(4)(i)(C) of Regulation S-K. To avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing. For guidance, refer to Section III.H of SEC Release No. 33-7009.

Certain Relationships, Related Party and Other Transactions

Series E Convertible Preferred Stock Financing, page 170

2.   To the extent required by Item 404(a) of Regulation S-K, please identify the "existing investor" that purchased shares of your Series E convertible preferred stock in October 2015 and indicate the aggregate purchase price paid by this investor.

Notes to the Consolidated Financial Statements

Note 2-Fair Value of Financial Instruments, F-19

3.   We note your disclosure that you agreed to facilitate the sale of 2,269,830 shares of Series D preferred stock held by Starbucks to a third party, and if the aggregate purchase price in a sale to a third party is less than $37 million, then the company will pay Starbucks the difference. Clarify what consideration you gave to classifying these shares as temporary equity. We refer you to ASC 480-10-S99. Further, tell us what the fair value of the derivative liability is as of October 23, 2015, and what consideration you gave to disclosing any material increases as a subsequent event. Lastly, clarify why it is appropriate to include these shares as a pro forma adjustment.

        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Services

cc: Calise Cheng
        Wilson Sonsini Goodrich & Rosati, P.C.